DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

06024864

RECD S.E.C.
FEB 13 2006
1088

January 27, 2006

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/27/2006

Gary W. Kyle
Chief Corporate Counsel
Sempra Energy
101 Ash Street, HQ12A
San Diego, CA 92101-3017

Re: Sempra Energy
Incoming letter dated December 13, 2005

Dear Mr. Kyle:

This is in response to your letters dated December 13, 2005, December 15, 2005, and January 18, 2006 concerning the shareholder proposal submitted to Sempra by Chris Rossi. We also have received letters from the proponent dated December 14, 2005, December 26, 2005, January 17, 2006, and January 20, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets for a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 01 2006
THOMSON
FINANCIAL

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Chevedden
2215 Nelson Ave. No. 205
Redondo Beach, CA 90278

1032208

Sempra Energy®

Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

December 13, 2005

Securities Exchange Act of 1934
Rule 14a-8(i)(10)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Chevedden/Rossi Shareholder Proposal -- Board Declassification -- Exclusion as Substantially Implemented

Ladies and Gentlemen:

We have received from John Chevedden (acting on behalf of Chris Rossi) a shareholder proposal for inclusion in the proxy materials for our 2006 Annual Meeting of Shareholders pursuant to the Commission's Shareholder Proposal Rule. The proposal, if approved by shareholders, would request that our Board of Directors "take the necessary steps, in the most expeditious manner possible, to adopt annual election of each director."

As more fully discussed below, our Board of Directors has already completely implemented Mr. Chevedden's proposal to the fullest extent permitted by law. The board has approved an amendment to our Articles of Incorporation which, if approved by the requisite vote of shareholders, will provide that the term of office of each director elected after the effective date of the amendment will expire at the next annual meeting of shareholders. The amendment will be submitted for shareholder approval at the 2006 Annual Meeting of Shareholders together with the board's recommendation that shareholders vote to approve the amendment.

In view of the foregoing and a long line of no action letters issued by the Staff of the Commission concluding that our actions substantially implement his proposal, we have asked Mr. Chevedden to withdraw his proposal. But he has not done so.

Consequently, we ask that the Staff of the Commission advise us that the Staff will not recommend any action to the Commission in respect of our excluding Mr. Chevedden's shareholder proposal from our proxy materials as having been already substantially implemented.

Background

Chevedden/Rossi Shareholder Proposal

Mr. Chevedden's shareholder proposal seeks the declassification of Sempra Energy's Board of Directors. It provides:

> RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt annual election of each director. This includes complete transition from the current staggered system to 100% annual election of each director in one election cycle if practicable. Also to transition solely through direct action of our board if practicable.

Mr. Chevedden's proposal and related supporting statement as originally submitted to us and as he subsequently revised the supporting statement are enclosed as Appendices A and B, respectively.

Sempra Energy's Classified Board

Our Board of Directors currently is divided into three classes with one-third of the authorized number of directors (or as close an approximation as possible) elected at each annual meeting of shareholders to serve for terms of three years. The board classification provisions are contained in our Articles of Incorporation.

Under the California General Corporation Law by which Sempra Energy is governed, the classified board provisions of our articles may not be amended without both approval by our board and approval by the holders of at least two-thirds of our outstanding shares. In addition, board declassification cannot shorten the term of office of incumbent directors.

Board Implementation of the Chevedden/Rossi Proposal

Our Board of Directors has considered Mr. Chevedden's proposal and, upon the recommendation of its Corporate Governance Committee, has determined to implement the proposal to the fullest extent permitted by the California General Corporation Law by which Sempra Energy is governed.

Accordingly, the Board of Directors has adopted a resolution to amend to Sempra Energy's Articles of Incorporation which, if approved by the requisite vote of shareholders, would declassify the board. It would replace the board classification provision of the articles with the following provision:

> Each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified. Each director elected after _________, 2006 [date of filing amendment with the California Secretary of State to be inserted] shall be elected to hold office until the next annual meeting of shareholders.

The board's resolution also directs that the amendment be submitted to shareholders for approval at the 2006 Annual Meeting of Shareholders together with the board's recommendation that shareholders vote to approve the amendment. It also directs that, following requisite shareholder approval, the amendment be promptly filed with the California Secretary of State so as to become effective. The complete text of the resolution is enclosed as Appendix C.

Request to Mr. Chevedden to Withdraw the Proposal

In view of these actions to implement board declassification, we have written to Mr. Chevedden requesting that he withdraw his proposal. We have also promptly replied to questions that he has asked regarding the actions that our board has taken to implement his proposal and, in so doing, renewed our request that he withdraw the proposal. But Mr. Chevedden has not withdrawn his proposal.

The complete text of our letter to Mr. Chevedden and subsequent e-mail communications are enclosed as Appendix D.

Discussion -- Exclusion of the Proposal as Substantially Implemented

Rule 14a-8(i)(10) under the Securities Exchange Act of 1934 permits a company to exclude a shareholder proposal from its proxy materials if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot," and reflects the Staff's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. See SEC Release No. 34-20091 (August 16, 1983). It is settled that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10); differences between a company's actions and the proposal are permitted so long as such actions satisfactorily address the proposal's underlying concerns. See, for example, *Masco Corporation* (March 29, 1999) (permitting exclusion of proposal because the company had "substantially implemented" the proposal by adopting a version of it with slight modifications and a clarification as to one of its terms). Proposals have been considered "substantially implemented" where a company has implemented part but not all of a multi-faceted proposal. See, for example, *Columbia/HCA Healthcare Corp.* (February 18, 1998) (permitting exclusion of proposal on grounds of "substantial implementation" after the company took steps to at least partially implement three of four actions requested by the proposal).

Board Declassification Proposals

The Staff of the Commission on several occasions has considered whether a shareholder proposal for board declassification that may be implemented only with shareholder approval of a charter or bylaw amendment is substantially implemented by submitting an appropriate declassification amendment to a shareholder vote. In many of these instances the proposal, as here, has been submitted by Mr. Chevedden and is identical or substantially identical to the proposal that Mr. Chevedden has submitted to us.

In every instance of which we are aware, the Staff has concluded that board action directing the submission of an appropriate declassification amendment for shareholder approval substantially implements the shareholder proposal and permits it to be excluded from proxy materials pursuant to Rule 14a-8(i)(10) under the Securities Exchange Act of 1934. See, for example, *Northrop Grumman Corporation* (March 22, 2005) (Chevedden proposal excluded by phased-in declassification); *Sabre Holdings Corporation* (March 2, 2005) (Chevedden proposal); *The Goodyear Tire & Rubber Company* (February 18, 2005) (Chevedden proposal excluded even though the board would remain neutral with respect to shareholder approval); *Raytheon Company* (February 11, 2005) (Chevedden proposal); *Honeywell International Inc.* (January 31, 2005) (Chevedden proposal); *SBC Communications Inc.* (January 9, 2004); *Electronic Data Systems Corporation* (January 24, 2005)(Chevedden proposal); *Xcel Energy Inc.* (February 4, 2004); *KeyCorp* (March 13, 2002) (excluded even though the board would recommend against shareholder approval).

The Northrop Grumman Precedent

The Staff's concurrence just this year in the exclusion of the declassification proposal in *Northrop Grumman* (March 22, 2005) is particularly instructive since it involves a proponent, a proposal and a company response identical or substantively identical to that presented here.

In *Northrop Grumman*, as here, the company received a proposal from John Chevedden calling for board declassification. In *Northrop Grumman*, as here, the proposal provided: "Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt annual election of each director." In *Northrop Grumman*, as here, the board determined to recommend and solicit shareholder approval of a charter amendment to declassify the board at the next annual meeting of shareholders. In *Northrop Grumman*, as here, the declassification amendment could not shorten the terms of office of incumbent directors and annual elections would phase in as the multi-year terms of incumbent directors expired. And in *Northrop Grumman*, the Staff concurred in the company's exclusion of the proposal from its proxy materials as having been substantially implemented.

Indeed, the only difference between Sempra Energy and *Northrup Grumman* is Mr. Chevedden's statement in his proposal to us that the proposal includes transition to annual elections "in one election cycle if practicable" and "to transition solely through direct action of [the] board if practicable." But, under the California General Corporation Law by which Sempra Energy is governed, so transitioning to a declassified board is not only impracticable, it is quite simply impermissible.

Sempra Energy is a California corporation. The provisions classifying its board are contained in its Articles of Incorporation and, under the California General Corporation Law, can be amended or repealed only by both the approval of the board and approval of the outstanding shares. In addition the California General Corporation Law expressly provides that an amendment reducing the number of classes of directors does not remove any director prior to the expiration of the director's term of office. An opinion of the law firm of Latham & Watkins LLP to the foregoing effect is enclosed as Appendix D.

Sempra Energy Implementation

Sempra Energy's Board of Directors has approved an amendment to our Articles of Incorporation to declassify the board. The amendment will be submitted for shareholder approval at our Annual Meeting of Shareholders which is scheduled to be held on May 4, 2006. The board will solicit proxies for the Annual Meeting and the proxy statement and proxy card will contain the board's recommendation that shareholders vote to approve the amendment. Promptly following requisite shareholder approval, the amendment will be filed with the California Secretary of State and will become effective. All directors thereafter elected will be elected for terms of office that expire at the next annual meeting.

Sempra Energy not only has substantially implemented Mr. Chevedden's proposal, it has completely implemented the proposal to the fullest extent permitted by the California General Corporation Law by which it is governed. In the words of Mr. Chevedden's proposal, the board has "take[n] the necessary steps, in the most expeditious manner possible, to adopt annual election of each director."

Accordingly, we properly may exclude and intend to exclude Mr. Chevedden's shareholder proposal from our proxy materials as permitted by Rule 14a-8(i)(10).

* * * * * * * * * * * *

We ask the Staff of the Commission to advise us that the Staff will not recommend any action to the Commission in respect of our excluding Mr. Chevedden's shareholder proposal from our proxy materials. If the Staff disagrees with our conclusion that the proposal may properly be excluded, we would appreciate an opportunity to discuss the matter with the Staff prior to the issuance of a formal response to this letter.

In accordance with Rule 14a-8(j) this letter is being submitted no later than 80 calendar days before we will file our definitive proxy statement and form of proxy for our 2006 Annual Meeting of Shareholders with the Commission. We are also enclosing six copies of this letter and its enclosures and an additional copy of the letter and its enclosures is concurrently being sent to Messrs. Chevedden and Rossi.

We would very much appreciate receiving the Staff's response to this letter by January 15, 2006. We will promptly forward your response on to Messrs. Chevedden and Rossi.

If you have any questions regarding this matter or if I can be of any help to you in any way, please telephone me at 619/696-4373.

Very truly yours,

Gary W. Kyle

enclosures
cc: John Chevedden
Chris Rossi

APPENDIX A

Original Shareholder Proposal

Chris Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Stephen Baum
Chairman
Sempra Energy (SRE)
101 Ash Street
San Diego, CA 92101
PH: 619-696-2034
FX: 619-696-2374

Dear Mr. Baum,

This Rule 14a-8 proposal is respectfully submitted for the 2006 annual shareholder meeting to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated to support the long-term performance of our company.

Sincerely,

Chris Rossi 10/26/05

cc: Catherine Lee
Corporate Secretary
PH: 619-696-4644
FX: 619-696-4508

In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.
"Take on the Street" by Arthur Levitt

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Chris Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

~~• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.~~

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

APPENDIX B

Revised Shareholder Proposal

NOV. 1, 2005
UPDATE

chris Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Stephen Baum
Chairman
Sempra Energy (SRE)
101 Ash Street
San Diego, CA 92101
PH: 619-696-2034
FX: 619-696-2374

RECEIVED
NOV - 1 2005
CATHERINE G. LEE
CORPORATE SECRETARY

Dear Mr. Baum,

This Rule 14a-8 proposal is respectfully submitted for the 2006 annual shareholder meeting to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated to support the long-term performance of our company.

Sincerely,
Chris Rossi
10/26/05

cc: Catherine Lee
Corporate Secretary
PH: 619-696-4644
FX: 619-696-4508

[November 1, 2005]

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt annual election of each director. This includes complete transition from the current staggered system to 100% annual election of each director in one election cycle if practicable. Also to transition solely through direct action of our board if practicable.

66% Yes-Vote

Thirty-three (33) shareholder proposals on this topic won an impressive 66% average yes-vote in 2005 through late-September. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic.

Additionally Mr. Chris Rossi's 2005 proposal to Sempra on this topic won support from 66% of our yes and no votes.

Sempra's Half-Hour in London "Made Such a Bad Impression"

I believe that if we had annual election of each director, Dr. William Ouchi who chaired our Corporate Governance Committee might have worked or worked harder to prevent our 2005 annual meeting from being held 6,000 miles removed in London. According to www.timesonlin.co.uk Sempra's London meeting "made such a bad impression." Since our directors continued on to the Continent after a perfunctory half-hour London annual meeting, this meeting raises concerns of escapism from valid shareholder criticism and a concern of a sumptuous junket. Incidentally this included accommodations and cuisine at the lavish Mandarin Oriental Hyde Park Hotel.

Our Chairman, Mr. Stephen Baum should have had to face U.S. shareholders at his final annual meeting. This is especially relevant since Sempra is facing dozens of U.S. lawsuits and regulatory proceeding relating to its actions during the power crises, including a class-action suit alleging natural gas market-rigging. This according to the article, "Sempra's half-hour in London" about our 2005 annual meeting. And Mr. Baum was repeatedly called to a U.S. witness stand in October 2005 and was reported to have had $34 million in unexercised stock options.

I also believe that annual election of each director would make our directors more responsible in preparing our annual meeting proxy materials. The Corporate Library (TCL), an independent investment research firm in Portland, Maine said in its 3/11/2005 Ratings Downgrade that our 2005 proxy stated that if Sempra's management were compelled to apply performance standards to executive options Sempra's management would simply give twice as many shares. This is highly irresponsible language according to TCL.

A Single Yes-Vote from 250-Million Shares Now Elects a Director

Our directors should be comfortable with this proposal because our typically unopposed directors often need only one vote for election – out of 250-million voting shares.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:

[October 28 2005]

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt annual election of each director. This includes complete transition from the current staggered system to 100% annual election of each director in one election cycle if practicable. Also to transition solely through direct action of our board if practicable.

Our management was ready to disclose that Mr. Chris Rossi of Boonville, Calif. was the proponent of the 2005 edition of this ballot topic. Mr. Rossi's proposal won support from 66% of the yes and no votes.

66% Yes-Vote

Thirty-three (33) shareholder proposals on this topic won an impressive 66% average yes vote in 2005 through late-September. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic.

Sempra's Half-Hour in London "Made Such a Bad Impression"

I believe that if we had annual election of each director, Dr. William Ouchi who chaired our Corporate Governance Committee might have worked or worked harder to prevent our 2005 annual meeting from being held 6,000 miles removed in London. According to www.timesonlin.co.uk Sempra's London meeting "made such a bad impression." Since our directors went on to the Continent after a perfunctory half-hour London annual meeting, this meeting raises concerns of a escapism from valid shareholder criticism and a concern of a sumptuous junket. Incidentally this included accommodations and cuisine at the lavish Mandarin Oriental Hyde Park Hotel.

Our Chairman, Mr. Stephen Baum should have had to face shareholders at his final annual meeting. This is especially relevant since Sempra is facing dozens of lawsuits and regulatory proceeding relating to its actions during the power crises, including a class-action suit alleging natural gas market-rigging. This according to the article, "Sempra's half-hour in London" on our 2005 annual meeting. And Mr. Baum, who was called to the witness stand in October 2005 regarding this, had $34 million in unexercised stock options.

I also believe that annual election of each director would make our directors more responsible in preparing our annual meeting proxy materials. The Corporate Library (TCL), an independent investment research firm in Portland, Maine said in its 3/11/2005 Ratings Downgrade that our 2005 proxy stated that if Sempra's management were compelled to apply performance standards to executive options they would simply give twice as many shares. This is highly irresponsible language according to TCL.

Our directors should be comfortable with this proposal because our typically unopposed directors often need only one vote for election – out of more than hundreds of millions of voting shares.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:

In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.
"Take on the Street" by Arthur Levitt

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Chris Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

APPENDIX C

Board Declassification Resolution of Sempra Energy's Board of Directors

SEMPRA ENERGY

Resolutions Adopted
by the
Board of Directors

December 6, 2005

WHEREAS, Sempra Energy's Articles of Incorporation divide the Board of Directors into three classes with one-third of the authorized number of directors (or as close an approximation as possible) being elected at each annual meeting of shareholders to serve for terms of three years;

WHEREAS, the shareholders of Sempra Energy have recommended to the Board of Directors that all directors be elected annually;

WHEREAS, management of Sempra Energy and the Corporate Governance Committee of this Board of Directors have recommended that Sempra Energy's Articles of Incorporation be amended to declassify the board and implement such recommendation of shareholders, subject to the limitations of Section 303(b) of the California General Corporation Law which provides that any reduction in the authorized number of directors or amendment reducing the authorized number or classes of directors does not remove any director prior to the expiration of director's term of office;

WHEREAS, there has been presented to, and considered by, this Board of Directors a form of proposed amendment to Sempra Energy's Articles of Incorporation to effect such recommendation of the Corporate Governance Committee;

WHEREAS, such an amendment requires the approval of both this Board of Directors and the holders of not less than two-thirds of the outstanding shares of Sempra Energy; and

WHEREAS, this Board of Directors has concluded that so amending the Articles of Incorporation is in the best interests of Sempra Energy and its shareholders;

NOW, THEREFOR, BE IT RESOLVED, that this Board of Directors hereby approves the amendment of Section 2 of Article IV (entitled "Directors") of the Articles of Incorporation of Sempra Energy to read as follows:

"2. Each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified. Each director elected after [insert date of filing amendment with the California Secretary of State] shall be elected to hold office until the next annual meeting of shareholders."

RESOLVED, FURTHER, that Sempra Energy shall submit such amendment for requisite approval by shareholders at the next annual meeting of shareholders together with the recommendation of this Board of Directors that shareholders vote in favor of such approval and shall solicit proxies for such approval.

RESOLVED, FURTHER, that subject to obtaining such approval by the holders of not less than two-thirds of the outstanding shares, the officers of Sempra Energy be, and each of them is, authorized and directed, in the name and on behalf of Sempra Energy, to cause such amendment to become effective by promptly preparing and filing with the California Secretary of State a Certificate of Amendment to Articles of Incorporation reflecting such amendment.

APPENDIX D

Letter and Email Communication with John Chevedden Regarding Withdrawal of Shareholder Proposal

Kyle, Gary

From: Kyle, Gary
Sent: Thursday, December 08, 2005 7:38 AM
To: 'olmsted7p@earthlink.net'
Subject: SRE Board Declassification

Importance: High

Mr. Chevedden

I am responding to your e-mail that is set forth below this message.

Sempra Energy is a California corporation. The provisions classifying its board of directors are contained in its articles of incorporation and, under the California General Corporation Law ("CGCL") by which Sempra Energy is governed, these provisions cannot be amended without both approval by our board and (as required by our articles) approval by the holders of at least two-thirds of our outstanding shares.

The applicable requirements for the amendment of our articles provisions classifying the board are set forth in Sections 902(a) and 152 of the CGCL. Section 902(a) provides that: "After any shares have been issued, amendments [to the articles of incorporation] may be adopted if approved by the board and approved by the outstanding shares ...." Section 152 defines "approved by the outstanding shares" to include "the affirmative vote of such greater proportion [than a majority] ... of the outstanding shares of any class or series if such greater proportion is required by the articles ...."

In addition, under the CGCL board declassification cannot shorten the term of office of incumbent directors. The applicable provision of the CGCL is Section 303(b)which provides that: "Any ... amendment reducing the number of classes of directors does not remove any director prior to the expiration of the director's term of office."

Sempra Energy's Board of Directors has completely implemented your board declassification proposal to the fullest extent permitted by law. In the words of your proposal the board has "take[n] the necessary steps, in the most expeditious manner possible, to adopt annual election of each director."

In considering our request that you withdraw your proposal, please keep in ~~mind that the Staff of the Securities and Exchange Commission has consistently concluded that the actions our board has taken fully implement your proposal. (See, for example, the Staff's no action letter regarding your identical proposal in Northrop Grumman Corporation~~ (March 22, 20050.)} Withdrawing your proposal will save our shareholders from the expense of our obtaining from the Staff a no action letter permitting the exclusion of the proposal from our proxy materials.

Accordingly, we renew our request that you promptly withdraw your board declassification proposal.

Gary Kyle

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, December 07, 2005 11:33 PM
To: Kyle, Gary
Subject: (SRE)

Mr. Kyle,
Please advise on Dec. 8 the Sections of California General Corporation Law that is the basis for "[1] the repeal of our classified board (which is a provision of our Articles of

Incorporation) can be affected only by an amendment of our articles and requires both approval by the board and by shareholders, and [2] a reduction in the number of board classes cannot shorten the term of incumbent directors." Sincerely, John Chevedden

Sempra Energy®

Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

December 6, 2005

John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Shareholder Proposals -- Board Declassification --
Shareholder Rights Plan

Dear Mr. Chevedden:

Today our Board of Directors took all necessary actions to implement the two shareholder proposals that you submitted for inclusion in the proxy materials for our 2006 Annual Meeting of Shareholders. In view of these actions, we ask that you withdraw the proposals.

Annual Election of Directors

~~With respect to your proposal for annual elections of directors, our Board of Directors Board of Directors approved an amendment to Sempra Energy's Articles of Incorporation which, if approved by the requisite vote of shareholders, would declassify~~ the board.

The amendment provides that each director elected after the effective date of the amendment, including a director elected to fill a vacancy, would hold office until the next annual meeting of shareholders and his or her successor has been elected and qualified. Directors elected prior to the effective date of the amendment, including those elected at the 2006 Annual Meeting, would continue to hold office until the expiration of the staggered three year terms for which they were previously elected.

Shareholder approval of the amendment requires the favorable vote of the holders of two-thirds of the outstanding shares. The amendment will be submitted for shareholder approval at Sempra Energy's 2006 Annual Meeting of Shareholders together with the Board of Directors' recommendation that shareholders vote to approve the amendment.

A copy of the board's resolution with respect to board declassification is enclosed.

In considering our request that you withdraw your board declassification proposal, please keep in mind that, under the California General Corporation Law by which Sempra Energy is governed, the repeal of our classified board (which is a provision of our Articles of Incorporation) can be effected only by an amendment of our articles and requires both approval by the board and by shareholders, and a reduction in the number of board classes cannot shorten the term of incumbent directors. Also please keep in mind that the Staff of the Securities and Exchange Commission has consistently concluded that the actions our board has taken, fully implement the proposal that you have submitted. See, for example, the Staff's no action letter in *Northrop Grumman Corporation (March 22, 2005)* which also involved phased-in declassification.

Shareholder Rights Plan

With respect to your proposal regarding our shareholder rights plan, the Directors adopted a resolution to terminate Sempra Energy's Shareholder Rights Plan and the preferred stock purchase rights issued thereunder. In accordance with the board's resolution, the plan has been amended to provide that the plan will terminate and the rights will expire at the close of business on December 9, 2005.

The board also adopted a policy with respect to the future adoption of rights plans. That policy is as follows:

> Sempra Energy will submit the adoption of any shareholder rights plan to a shareholder vote before adopting the plan unless the Board of Directors determines that, under then existing circumstances, it is in the best interests of Sempra Energy and its shareholders to adopt the plan without the delay that would be occasioned by submitting it to shareholders. Any plan so adopted without prior submission to shareholders will be submitted to shareholders within 12 months from the date it is adopted.

A copy of the board's resolutions with respect to our shareholder rights plan is enclosed.

In considering our request that you withdraw your shareholder rights plan proposal, please keep in mind that the Staff of the Securities and Exchange Commission has consistently concluded that the actions our board has taken, fully implement the proposal that you have submitted. See, for example, the Staff's no action letters in

Morgan Stanley (February 14, 2005), *Genuine Parts Company* (January 3, 2005) *and Nicor, Inc.* (January 3, 2005).

* * * * * * * * *

Please advise us that you withdraw your two shareholders proposals. Doing so will save our shareholders from the expense of obtaining no action letters from the Staff of the Securities and Exchange Commission permitting the exclusion of the proposals from our proxy materials.

Very truly yours

Gary W. Kyle

cc: Chris Rossi

enclosures

SEMPRA ENERGY

Resolutions Adopted
by the
Board of Directors

December 6, 2005

WHEREAS, management of Sempra Energy and the Corporate Governance Committee of the Board of Directors have recommended that Sempra Energy's shareholder rights plan be terminated and the preferred stock purchase rights issued thereunder expire on or before December 31, 2005.

NOW, THEREFORE, BE IT RESOLVED, that the officers of Sempra Energy be, and each of them hereby is, authorized and directed, in the name on behalf of Sempra Energy the corporation, to take any and all actions that may be necessary or appropriate to cause Sempra Energy's shareholder rights plan and the preferred stock purchase rights issued thereunder to terminate or expire on or before December 31, 2005.

RESOLVED FURTHER, that to reflect the policy of this Board of Directors policy regarding the future adoption of shareholder rights plans, the following policy statement is adopted:

> ~~Sempra Energy will submit the adoption of any shareholder rights plan to a shareholder vote before adopting the plan unless the Board of Directors~~ determines that, under then existing circumstances, it is in the best interests of Sempra Energy and its shareholders to adopt the plan without the delay that would be occasioned by submitting it to shareholders. Any plan so adopted without prior submission to shareholders will be submitted to shareholders within 12 months from the date it is adopted.

SEMPRA ENERGY

Resolutions Adopted
by the
Board of Directors

December 6, 2005

WHEREAS, Sempra Energy's Articles of Incorporation divide the Board of Directors into three classes with one-third of the authorized number of directors (or as close an approximation as possible) being elected at each annual meeting of shareholders to serve for terms of three years;

WHEREAS, the shareholders of Sempra Energy have recommended to the Board of Directors that all directors be elected annually;

WHEREAS, management of Sempra Energy and the Corporate Governance Committee of this Board of Directors have recommended that Sempra Energy's Articles of Incorporation be amended to declassify the board and implement such recommendation of shareholders, subject to the limitations of Section 303(b) of the ~~California General Corporation Law which provides that any reduction in the authorized number of directors or amendment reducing the authorized number or classes of~~ directors does not remove any director prior to the expiration of director's term of office;

WHEREAS, there has been presented to, and considered by, this Board of Directors a form of proposed amendment to Sempra Energy's Articles of Incorporation to effect such recommendation of the Corporate Governance Committee;

WHEREAS, such an amendment requires the approval of both this Board of Directors and the holders of not less than two-thirds of the outstanding shares of Sempra Energy; and

WHEREAS, this Board of Directors has concluded that so amending the Articles of Incorporation is in the best interests of Sempra Energy and its shareholders;

NOW, THEREFOR, BE IT RESOLVED, that this Board of Directors hereby approves the amendment of Section 2 of Article IV (entitled "Directors") of the Articles of Incorporation of Sempra Energy to read as follows:

"2. Each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified. Each director elected after [insert date of filing amendment with the California Secretary of State] shall be elected to hold office until the next annual meeting of shareholders."

RESOLVED, FURTHER, that Sempra Energy shall submit such amendment for requisite approval by shareholders at the next annual meeting of shareholders together with the recommendation of this Board of Directors that shareholders vote in favor of such approval and shall solicit proxies for such approval.

RESOLVED, FURTHER, that subject to obtaining such approval by the holders of not less than two-thirds of the outstanding shares, the officers of Sempra Energy be, and each of them is, authorized and directed, in the name and on behalf of Sempra Energy, to cause such amendment to become effective by promptly preparing and filing with the California Secretary of State a Certificate of Amendment to Articles of Incorporation reflecting such amendment.

APPENDIX E

Opinion of
Latham & Watkins LLP

12636 High Bluff Drive, Suite 400
San Diego, California 92130-2071
Tel: (858) 523-5400 Fax: (858) 523-5450
www.lw.com

LATHAM&WATKINS LLP

FIRM / AFFILIATE OFFICES

Boston	New York
Brussels	Northern Virginia
Chicago	Orange County
Frankfurt	Paris
Hamburg	San Diego
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London	Shanghai
Los Angeles	Silicon Valley
Milan	Singapore
Moscow	Tokyo
New Jersey	Washington, D.C.

December 12, 2005

File No. 026882-0085

Board of Directors
Sempra Energy
101 Ash Street
San Diego, CA 92101-3017

Re: Shareholder Proposal from John Chevedden/Chris Rossi – Board Declassification

Ladies and Gentlemen:

We have acted as special counsel to Sempra Energy, a California corporation (the "***Company***") in connection with your review of the shareholder proposal from John Chevedden (acting on behalf of Chris Rossi) submitted to you pursuant to Rule 14(a)-8 under the Securities Exchange Act of 1934, as amended, and your response thereto to the Securities and Exchange Commission.

Mr. Chevedden's proposal (the "***Proposal***") seeks the declassification of the Company's Board of Directors. As of the date hereof, the Company's Amended and Restated Articles of Incorporation (the "***Articles of Incorporation***") provide for a classified board of directors, with directors divided into three classes with one-third of the authorized number of directors (or as close an approximation as possible) elected at each annual meeting of shareholders to serve for terms of three years.

As such counsel, we have examined such matters of fact and questions of law as we have considered appropriate for purposes of this letter. We have examined, among other things, the Company's Articles of Incorporation, the Company's Amended and Restated Bylaws and the Proposal. As to facts material to the opinions, statements and assumptions expressed herein, we have, with your consent, relied upon oral or written statements and representations of your officers and representatives. We have not independently verified such factual matters.

We are opining herein only as to the California General Corporation Law, and we express no opinion with respect to the laws of any other jurisdiction or, in the case of California, any other laws, or as to any matters of municipal law or the laws of any local agencies within such state.

Subject to the foregoing and the other matters set forth herein, it is our opinion that, as of the date hereof:

1. Any declassification of the Company's Board of Directors or other change in the number of classes of the Company's directors may be effected only by an amendment to the Articles of Incorporation. Any such amendment to the Articles of Incorporation may be adopted only after the occurrence of both of the following: (i) the approval of the amendment by the Company's Board of Directors; and (ii) the approval of the amendment by the affirmative vote of not less than two-thirds of the outstanding shares of capital stock of the Company entitled to vote, voting as a single class.

2. Any amendment to the Articles of Incorporation declassifying the Company's Board of Directors or reducing the number of classes of directors does not remove any director prior to the expiration of the director's term of office nor shorten any incumbent director's term of office.

We understand that you may furnish a copy of this letter to the Securities and Exchange Commission in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this letter is furnished only to you and is solely for your benefit in connection with the matters referenced in the first paragraph. Except as stated in this paragraph, this letter may not be relied upon by you for any other purpose, or furnished to, assigned to, quoted to, or relied upon by any other person, firm or other entity for any purpose, without our prior written consent, which may be granted or withheld in our discretion.

Very truly yours,

Latham & Watkins LLP

Kyle, Gary

From:	J [olmsted7p@earthlink.net]
Sent:	Wednesday, December 14, 2005 7:27 PM
To:	CFLETTERS@SEC.GOV
Cc:	Kyle, Gary
Subject:	Re Sempra Energy (SRE) No-Action Request Elect Each Director Annually

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 14, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Sempra Energy (SRE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Elect Each Director Annually
Shareholder: Chris Rossi

Ladies and Gentlemen:

This is an initial response to the Sempra Energy December 13, 2005 no action request.

The text of the proposal states:

"3 Elect Each Director Annually

"RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt annual election of each director. This includes complete transition from the current staggered system to 100% annual election of each director in one election cycle if practicable. Also to transition solely through direct action of our board if practicable."

The key sentence is:
"This includes complete transition from the current staggered system to 100% annual election of each director in one election cycle if practicable."

It is believed that declassification can be accomplished in one election cycle consistent with the Latham & Watkins opinion conclusion which states: "Š declassifying the Company¹s Board of Director or reducing the number of classes of directors does not remove any director prior to the expiration of the director¹s term of office nor shorten any incumbent director¹s term of office."

Thus if each director agrees to resign then declassification can be accomplished "in one election cycle." The company has not argued that it is impermissible for its directors to resign under California General Corporation Law.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity for additional material in support of the inclusion of this shareholder proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kyle, Gary <GKyle@sempra.com>

Sempra Energy®

Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

December 15, 2005

Securities Exchange Act of 1934
Rules 14a-8(i)(6) and 14a-8(i)(10)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Chevedden/Rossi Shareholder Proposal -- Board Declassification -- Exclusion as Substantially Implemented -- Response to Chevedden E-Mail of December 14, 2005

Ladies and Gentlemen:

Please refer to my letter to you dated December 13, 2005 (a copy of which is enclosed) regarding the shareholder proposal the we received from John Chevedden (acting on behalf of Chris Rossi) for inclusion in the proxy materials for our 2006 Annual Meeting of Shareholders pursuant to the Commission's Shareholder Proposal Rule. Mr. Chevedden's proposal, which we have already implemented to the fullest extent permitted by law, requests that our Board of Directors "take the necessary steps, in the most expeditious manner possible, to adopt annual election of each director."

We have received a copy of Mr. Chevedden's e-mail to you of December 14 (a copy of which is enclosed) responding to my earlier letter's request that the Staff advise us that it will not recommend any action to the Commission in respect of our excluding Mr. Chevedden's proposal from our proxy materials pursuant to Rule 14a-8(i)(10) under the Securities Exchange Act of 1934 as having already been substantially implemented. This letter responds to Mr. Chevedden's e-mail and renews our request for a no action letter from the Staff.

Sempra Energy Substantial Implementation

As more fully discussed in my earlier letter, our Board of Directors has already implemented Mr. Chevedden's proposal to the fullest extent permitted by law. The board has approved an amendment to our Articles of Incorporation which, if approved by the requisite vote of shareholders, will provide that the term of office of each director elected after the effective date of the amendment will expire at the next annual meeting of shareholders. The amendment will be submitted for shareholder approval at the 2006 Annual Meeting of Shareholders together with the board's recommendation that shareholders approve the amendment.

Also as more fully discussed in my earlier letter and as supported by the opinion of Latham & Watkins LLP (a copy of which is again enclosed), the California General Corporation Law by which Sempra Energy is governed clearly provides that the declassification of our board cannot shorten the terms of office of incumbent directors. Consequently, as required by applicable law, annual elections of our directors will phase-in as the terms of incumbent directors expire.

Chevedden Response to No Action Letter Request

In his e-mail, Mr. Chevedden asks that the Staff decline to issue the no action letter that we have requested. He points out that all of our directors could resign to effect an immediate transition to the annual election of all directors.

Mr. Chevedden is, of course, correct that each of our directors, if *individually* choosing to do so, could resign to shorten his or her term of office. And if all of our directors *individually* were to choose to resign, an immediate transition to the annual election of all directors could be effected.

But choosing to resign as a director is an *individual* decision that can be made only by *each* director acting in his or her *individual* capacity. It quite simply is beyond the authority of Sempra Energy or its Board of Directors to require that any director, much less that all directors, resign to accommodate Mr. Chevedden's timetable for annual elections.

Mr. Chevedden's desire that Sempra Energy effect a transition to annual elections, in the words of his proposal, "in one election cycle if practicable" is not only impracticable, it is quite simply impossible for Sempra Energy to effect. The declassification of our Board of Directors cannot, as a matter of law, effect an immediate transition to annual elections and neither Sempra Energy nor its board has the authority to require that incumbent directors resign to shorten the terms of office to which the shareholders have elected them.

Consequently, to the extent that Mr. Chevedden's proposal for board declassification can properly be read (as Mr. Chevedden suggests in his e-mail) as requiring directors to resign to effect annual elections, the proposal would be excludible from our proxy materials pursuant to Rule 14a-8(i)(6) because "the company would lack the power or authority to implement the proposal."

Prior Staff Decisions

We again call your attention to the Staff's decision in *Northrop Grumman* (March 22, 2005) as well as the many other decisions cited in my earlier letter, all of which conclude that board action directing the submission of an appropriate declassification amendment for shareholder approval substantially implements Mr. Chevedden's shareholder proposal and permits the proposal to be excluded from proxy materials pursuant to Rule 14a-8(i)(10).

In *Northrop Grumman*, as here, the company received a proposal from John Chevedden calling for board declassification. In *Northrop Grumman*, as here, the proposal provided: "Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt annual election of each director." In *Northrop Grumman*, as here, the board determined to recommend and solicit shareholder approval of a charter amendment to declassify the board at the next annual meeting of shareholders.

In his proposal to Northrop Grumman, Mr. Chevedden also expressed his hope that his "proposal could be implemented promptly with each director elected to a one year term starting" at the company's next annual meeting of shareholders. But, as here, Northrop Grumman's declassification amendment could not shorten the terms of office of incumbent directors. Consequently, as here, one year terms for Northrop Grumman's directors would phase-in as the multi-year terms of incumbent directors expired.

The Staff in *Northrop Grumman* concurred, as it should do here, in the exclusion of Mr. Chevedden's proposal from the company's proxy materials as already having been substantially implemented.

* * * * * * * * * *

Sempra Energy not only has substantially implemented Mr. Chevedden's proposal, it has completely implemented the proposal to the fullest extent permitted by applicable law. To the extent that the proposal may be read as requiring director resignations, it is excludible from our proxy materials pursuant to Rule 14(a)-8(i)(6) because "the company would lack the power or authority to implement the proposal."

In the words of Mr. Chevedden's proposal, we have "take[n] the necessary steps, in the most expeditious manner possible, to adopt annual election of each director." Accordingly, we properly may exclude and intend to exclude Mr. Chevedden's shareholder proposal from our proxy materials as permitted by Rule 14a-8(i)(10) as having already been substantially implemented.

We renew our request that the Staff of the Commission advise us that the Staff will not recommend any action to the Commission in respect of our excluding Mr. Chevedden's shareholder proposal from our proxy materials. If the Staff disagrees with our conclusion that the proposal may properly be excluded, we would appreciate an opportunity to discuss the matter with the Staff prior to the issuance of a formal response to this letter.

We would very much appreciate receiving the Staff's response to our request by January 15, 2006. We will promptly forward your response on to Messrs. Chevedden and Rossi.

If you have any questions regarding this matter or if I can be of any help to you in any way, please contact me by telephone 619/696-4373 or by e-mail to gkyle@sempra.com.

Very truly yours,

Gary W. Kyle

enclosures
cc: John Chevedden
Chris Rossi

Sempra Energy®

Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

December 13, 2005

Securities Exchange Act of 1934
Rule 14a-8(i)(10)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Chevedden/Rossi Shareholder Proposal -- Board Declassification -- Exclusion as Substantially Implemented

Ladies and Gentlemen:

We have received from John Chevedden (acting on behalf of Chris Rossi) a shareholder proposal for inclusion in the proxy materials for our 2006 Annual Meeting of Shareholders pursuant to the Commission's Shareholder Proposal Rule. The proposal, if approved by shareholders, would request that our Board of Directors "take the necessary steps, in the most expeditious manner possible, to adopt annual election of each director."

As more fully discussed below, our Board of Directors has already completely implemented Mr. Chevedden's proposal to the fullest extent permitted by law. The board has approved an amendment to our Articles of Incorporation which, if approved by the requisite vote of shareholders, will provide that the term of office of each director elected after the effective date of the amendment will expire at the next annual meeting of shareholders. The amendment will be submitted for shareholder approval at the 2006 Annual Meeting of Shareholders together with the board's recommendation that shareholders vote to approve the amendment.

In view of the foregoing and a long line of no action letters issued by the Staff of the Commission concluding that our actions substantially implement his proposal, we have asked Mr. Chevedden to withdraw his proposal. But he has not done so.

Consequently, we ask that the Staff of the Commission advise us that the Staff will not recommend any action to the Commission in respect of our excluding Mr. Chevedden's shareholder proposal from our proxy materials as having been already substantially implemented.

Background

Chevedden/Rossi Shareholder Proposal

Mr. Chevedden's shareholder proposal seeks the declassification of Sempra Energy's Board of Directors. It provides:

> RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt annual election of each director. This includes complete transition from the current staggered system to 100% annual election of each director in one election cycle if practicable. Also to transition solely through direct action of our board if practicable.

Mr. Chevedden's proposal and related supporting statement as originally submitted to us and as he subsequently revised the supporting statement are enclosed as Appendices A and B, respectively.

Sempra Energy's Classified Board

Our Board of Directors currently is divided into three classes with one-third of the authorized number of directors (or as close an approximation as possible) elected at each annual meeting of shareholders to serve for terms of three years. The board classification provisions are contained in our Articles of Incorporation.

Under the California General Corporation Law by which Sempra Energy is governed, the classified board provisions of our articles may not be amended without both approval by our board and approval by the holders of at least two-thirds of our outstanding shares. In addition, board declassification cannot shorten the term of office of incumbent directors.

Board Implementation of the Chevedden/Rossi Proposal

Our Board of Directors has considered Mr. Chevedden's proposal and, upon the recommendation of its Corporate Governance Committee, has determined to implement the proposal to the fullest extent permitted by the California General Corporation Law by which Sempra Energy is governed.

Accordingly, the Board of Directors has adopted a resolution to amend to Sempra Energy's Articles of Incorporation which, if approved by the requisite vote of shareholders, would declassify the board. It would replace the board classification provision of the articles with the following provision:

> Each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified. Each director elected after _________, 2006 [date of filing amendment with the California Secretary of State to be inserted] shall be elected to hold office until the next annual meeting of shareholders.

The board's resolution also directs that the amendment be submitted to shareholders for approval at the 2006 Annual Meeting of Shareholders together with the board's recommendation that shareholders vote to approve the amendment. It also directs that, following requisite shareholder approval, the amendment be promptly filed with the California Secretary of State so as to become effective. The complete text of the resolution is enclosed as Appendix C.

Request to Mr. Chevedden to Withdraw the Proposal

In view of these actions to implement board declassification, we have written to Mr. Chevedden requesting that he withdraw his proposal. We have also promptly replied to questions that he has asked regarding the actions that our board has taken to implement his proposal and, in so doing, renewed our request that he withdraw the proposal. But Mr. Chevedden has not withdrawn his proposal.

The complete text of our letter to Mr. Chevedden and subsequent e-mail communications are enclosed as Appendix D.

Discussion -- Exclusion of the Proposal as Substantially Implemented

Rule 14a-8(i)(10) under the Securities Exchange Act of 1934 permits a company to exclude a shareholder proposal from its proxy materials if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot," and reflects the Staff's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. See SEC Release No. 34-20091 (August 16, 1983). It is settled that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10); differences between a company's actions and the proposal are permitted so long as such actions satisfactorily address the proposal's underlying concerns. See, for example, *Masco Corporation* (March 29, 1999) (permitting exclusion of proposal because the company had "substantially implemented" the proposal by adopting a version of it with slight modifications and a clarification as to one of its terms). Proposals have been considered "substantially implemented" where a company has implemented part but not all of a multi-faceted proposal. See, for example, *Columbia/HCA Healthcare Corp.* (February 18, 1998) (permitting exclusion of proposal on grounds of "substantial implementation" after the company took steps to at least partially implement three of four actions requested by the proposal).

Board Declassification Proposals

The Staff of the Commission on several occasions has considered whether a shareholder proposal for board declassification that may be implemented only with shareholder approval of a charter or bylaw amendment is substantially implemented by submitting an appropriate declassification amendment to a shareholder vote. In many of these instances the proposal, as here, has been submitted by Mr. Chevedden and is identical or substantially identical to the proposal that Mr. Chevedden has submitted to us.

In every instance of which we are aware, the Staff has concluded that board action directing the submission of an appropriate declassification amendment for shareholder approval substantially implements the shareholder proposal and permits it to be excluded from proxy materials pursuant to Rule 14a-8(i)(10) under the Securities Exchange Act of 1934. See, for example, *Northrop Grumman Corporation* (March 22, 2005) (Chevedden proposal excluded by phased-in declassification); *Sabre Holdings Corporation* (March 2, 2005) (Chevedden proposal); *The Goodyear Tire & Rubber Company* (February 18, 2005) (Chevedden proposal excluded even though the board would remain neutral with respect to shareholder approval); *Raytheon Company* (February 11, 2005) (Chevedden proposal); *Honeywell International Inc.* (January 31, 2005) (Chevedden proposal); *SBC Communications Inc.* (January 9, 2004); *Electronic Data Systems Corporation* (January 24, 2005)(Chevedden proposal); *Xcel Energy Inc.* (February 4, 2004); *KeyCorp* (March 13, 2002) (excluded even though the board would recommend against shareholder approval).

The Northrop Grumman Precedent

The Staff's concurrence just this year in the exclusion of the declassification proposal in *Northrop Grumman* (March 22, 2005) is particularly instructive since it involves a proponent, a proposal and a company response identical or substantively identical to that presented here.

In *Northrop Grumman*, as here, the company received a proposal from John Chevedden calling for board declassification. In *Northrop Grumman*, as here, the proposal provided: "Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt annual election of each director." In *Northrop Grumman*, as here, the board determined to recommend and solicit shareholder approval of a charter amendment to declassify the board at the next annual meeting of shareholders. In *Northrop Grumman*, as here, the declassification amendment could not shorten the terms of office of incumbent directors and annual elections would phase in as the multi-year terms of incumbent directors expired. And in *Northrop Grumman*, the Staff concurred in the company's exclusion of the proposal from its proxy materials as having been substantially implemented.

Indeed, the only difference between Sempra Energy and *Northrup Grumman* is Mr. Chevedden's statement in his proposal to us that the proposal includes transition to annual elections "in one election cycle if practicable" and "to transition solely through direct action of [the] board if practicable." But, under the California General Corporation Law by which Sempra Energy is governed, so transitioning to a declassified board is not only impracticable, it is quite simply impermissible.

Sempra Energy is a California corporation. The provisions classifying its board are contained in its Articles of Incorporation and, under the California General Corporation Law, can be amended or repealed only by both the approval of the board and approval of the outstanding shares. In addition the California General Corporation Law expressly provides that an amendment reducing the number of classes of directors does not remove any director prior to the expiration of the director's term of office. An opinion of the law firm of Latham & Watkins LLP to the foregoing effect is enclosed as Appendix D.

Sempra Energy Implementation

Sempra Energy's Board of Directors has approved an amendment to our Articles of Incorporation to declassify the board. The amendment will be submitted for shareholder approval at our Annual Meeting of Shareholders which is scheduled to be held on May 4, 2006. The board will solicit proxies for the Annual Meeting and the proxy statement and proxy card will contain the board's recommendation that shareholders vote to approve the amendment. Promptly following requisite shareholder approval, the amendment will be filed with the California Secretary of State and will become effective. All directors thereafter elected will be elected for terms of office that expire at the next annual meeting.

Sempra Energy not only has substantially implemented Mr. Chevedden's proposal, it has completely implemented the proposal to the fullest extent permitted by the California General Corporation Law by which it is governed. In the words of Mr. Chevedden's proposal, the board has "take[n] the necessary steps, in the most expeditious manner possible, to adopt annual election of each director."

Accordingly, we properly may exclude and intend to exclude Mr. Chevedden's shareholder proposal from our proxy materials as permitted by Rule 14a-8(i)(10).

* * * * * * * * * * * *

We ask the Staff of the Commission to advise us that the Staff will not recommend any action to the Commission in respect of our excluding Mr. Chevedden's shareholder proposal from our proxy materials. If the Staff disagrees with our conclusion that the proposal may properly be excluded, we would appreciate an opportunity to discuss the matter with the Staff prior to the issuance of a formal response to this letter.

In accordance with Rule 14a-8(j) this letter is being submitted no later than 80 calendar days before we will file our definitive proxy statement and form of proxy for our 2006 Annual Meeting of Shareholders with the Commission. We are also enclosing six copies of this letter and its enclosures and an additional copy of the letter and its enclosures is concurrently being sent to Messrs. Chevedden and Rossi.

We would very much appreciate receiving the Staff's response to this letter by January 15, 2006. We will promptly forward your response on to Messrs. Chevedden and Rossi.

If you have any questions regarding this matter or if I can be of any help to you in any way, please telephone me at 619/696-4373.

Very truly yours,

Gary W. Kyle

enclosures
cc: John Chevedden
Chris Rossi

12636 High Bluff Drive, Suite 400
San Diego, California 92130-2071
Tel: (858) 523-5400 Fax: (858) 523-5450
www.lw.com

LATHAM&WATKINS LLP

FIRM / AFFILIATE OFFICES

Boston	New York
Brussels	Northern Virginia
Chicago	Orange County
Frankfurt	Paris
Hamburg	San Diego
Hong Kong	San Francisco
London	Shanghai
Los Angeles	Silicon Valley
Milan	Singapore
Moscow	Tokyo
New Jersey	Washington, D.C.

December 12, 2005

File No. 026882-0085

Board of Directors
Sempra Energy
101 Ash Street
San Diego, CA 92101-3017

Re: Shareholder Proposal from John Chevedden/Chris Rossi – Board Declassification

Ladies and Gentlemen:

We have acted as special counsel to Sempra Energy, a California corporation (the "***Company***") in connection with your review of the shareholder proposal from John Chevedden (acting on behalf of Chris Rossi) submitted to you pursuant to Rule 14(a)-8 under the Securities Exchange Act of 1934, as amended, and your response thereto to the Securities and Exchange Commission.

Mr. Chevedden's proposal (the "***Proposal***") seeks the declassification of the Company's Board of Directors. As of the date hereof, the Company's Amended and Restated Articles of Incorporation (the "***Articles of Incorporation***") provide for a classified board of directors, with directors divided into three classes with one-third of the authorized number of directors (or as close an approximation as possible) elected at each annual meeting of shareholders to serve for terms of three years.

As such counsel, we have examined such matters of fact and questions of law as we have considered appropriate for purposes of this letter. We have examined, among other things, the Company's Articles of Incorporation, the Company's Amended and Restated Bylaws and the Proposal. As to facts material to the opinions, statements and assumptions expressed herein, we have, with your consent, relied upon oral or written statements and representations of your officers and representatives. We have not independently verified such factual matters.

We are opining herein only as to the California General Corporation Law, and we express no opinion with respect to the laws of any other jurisdiction or, in the case of California, any other laws, or as to any matters of municipal law or the laws of any local agencies within such state.

Subject to the foregoing and the other matters set forth herein, it is our opinion that, as of the date hereof:

1. Any declassification of the Company's Board of Directors or other change in the number of classes of the Company's directors may be effected only by an amendment to the Articles of Incorporation. Any such amendment to the Articles of Incorporation may be adopted only after the occurrence of both of the following: (i) the approval of the amendment by the Company's Board of Directors; and (ii) the approval of the amendment by the affirmative vote of not less than two-thirds of the outstanding shares of capital stock of the Company entitled to vote, voting as a single class.

2. Any amendment to the Articles of Incorporation declassifying the Company's Board of Directors or reducing the number of classes of directors does not remove any director prior to the expiration of the director's term of office nor shorten any incumbent director's term of office.

We understand that you may furnish a copy of this letter to the Securities and Exchange Commission in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this letter is furnished only to you and is solely for your benefit in connection with the matters referenced in the first paragraph. Except as stated in this paragraph, this letter may not be relied upon by you for any other purpose, or furnished to, assigned to, quoted to, or relied upon by any other person, firm or other entity for any purpose, without our prior written consent, which may be granted or withheld in our discretion.

Very truly yours,

Latham & Watkins LLP

Kyle, Gary

From: J [olmsted7p@earthlink.net]
Sent: Wednesday, December 14, 2005 7:27 PM
To: CFLETTERS@SEC.GOV
Cc: Kyle, Gary
Subject: Re Sempra Energy (SRE) No-Action Request Elect Each Director Annually

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 14, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Sempra Energy (SRE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Elect Each Director Annually
Shareholder: Chris Rossi

Ladies and Gentlemen:

This is an initial response to the Sempra Energy December 13, 2005 no action request.

The text of the proposal states:

"3 Elect Each Director Annually

"RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt annual election of each director. This includes complete transition from the current staggered system to 100% annual election of each director in one election cycle if practicable. Also to transition solely through direct action of our board if practicable."

The key sentence is:
"This includes complete transition from the current staggered system to 100% annual election of each director in one election cycle if practicable."

It is believed that declassification can be accomplished in one election cycle consistent with the Latham & Watkins opinion conclusion which states: "Š declassifying the Company¹s Board of Director or reducing the number of classes of directors does not remove any director prior to the expiration of the director¹s term of office nor shorten any incumbent director¹s term of office."

Thus if each director agrees to resign then declassification can be accomplished "in one election cycle." The company has not argued that it is impermissible for its directors to resign under California General Corporation Law.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity for additional material in support of the inclusion of this shareholder proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kyle, Gary <GKyle@sempra.com>

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Monday, December 26, 2005 1:43 PM
To: CFLETTERS
Cc: Kyle, Gary
Subject: #2 Re Sempra Energy (SRE) No-Action Request Chris Rossi

#2 Re Sempra Energy (SRE) No-Action Request Chris Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 26, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Sempra Energy (SRE)
#2 Shareholder Position on Company No-Action Request Rule 14a-8
Proposal: Elect Each Director Annually
Shareholder: Chris Rossi

Ladies and Gentlemen:

This is in response to the Sempra Energy December 15, 2005 supplement to its no action request.

On December 23, 2005 I received a telephone call from a utility in the Eastern time zone on a similar rule 14a-8 proposal. The company said they were interested in my withdrawing a similar rule 14a-8 proposal contingent on their transitioning to annual election of each director in one year.
Under this plan each director would resign at the time of the 2007 annual meeting.

This method would seem to be similar to the Safeway 2004 definitive proxy example of converting from a 100% staggered system to a 100% annual election of each director system in one election cycle.

It is believed that declassification can be accomplished in one year consistent with the Sempra December 15, 2005 letter. For instance, neither Sempra nor its Board of Directors can require that any individual director refuse to resign if all directors, acting in their individual capacity, decide to resign on a particular date.

This rule 14a-8 proposal is framed as a request and does not require anything to be done by the company, the entire board or any individual director.

For the above reasons, and the previous reasons, it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity for additional material in support of the inclusion of this shareholder proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kyle, Gary <GKyle@sempra.com>

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, January 17, 2006 10:02 PM
To: CFLETTERS
Cc: Kyle, Gary
Subject: #3 Re Sempra Energy (SRE) No-Action Request Chris Rossi

#3 Re Sempra Energy (SRE) No-Action Request Chris Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 17, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Sempra Energy (SRE)
#3 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Elect Each Director Annually
Shareholder: Chris Rossi

Ladies and Gentlemen:

This adds to the December 14, 2005 and December 26, 2005 Shareholder Position letters in response to the Sempra Energy December 13, 2005 no action request and December 15, 2005 supplement.

The text of the rule 14a-8 proposal states:
"3 Elect Each Director Annually
"RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt annual election of each director. This includes complete transition from the current staggered system to 100% annual election of each director in one election cycle if practicable. Also to transition solely through direct action of our board if practicable."

The company no action request is at least incomplete in more than one way.
First the company fails to state the percentage vote required of shares outstanding or shares voted in order to secure the necessary shareholder approval for amending the Certificate of Incorporation Thus key information is missing on the likelihood that the required votes would be obtained for adoption. Furthermore the company makes no commitment whatsoever to obtain the vote requires for adoption. There is no indication whether the company attitude is anything other than laissez-faire once the proxy is published.

The following "High Risk Alert" on Goodyear from The Corporate Library was cited the proponent's response in Whole Foods Market, Inc. (December 14, 2005). The staff did not concur that Whole Foods had substantially implemented a rule 14a-8 proposal by including a corresponding company proposal in its 2006 definitive proxy. This High Risk Alert on

Goodyear
(GT) is not the only example of a company putting a proposal on its ballot with the intention or hope that it will fail to get the required vote yet incredulously getting simultaneous full credit for implementation of a proposal that fails to obtain the critical vote.
Source: http://www.boardanalyst.com/alerts/alert_GT_051305.html

High Risk Alert
Goodyear Tire & Rubber

Goodyear1s (GT) response to a 2002 shareholder proposal that received the approval of 72% of the company1s shareholders is underwhelming.

The 2002 proposal asked the board to "take the necessary steps to declassify the Board of Directors and establish annual elections of directors." A 2001 proposal, also approved by a majority of Goodyear1s shares voted, expressed a similar sentiment. Three years later, in the 2005 proxy, the Goodyear board finally responded:

The Board of Directors has adopted a resolution approving the submission to shareholders of an amendment to Sections 1 and 2 of Article II of the Code of Regulations that would declassify the Board of Directors and provide for the annual election of all directors. The form of this amendment, called the "Annual Election Amendment," is attached as Exhibit C. The Board of Directors makes no recommendation regarding whether to vote for or against the Annual Election Amendment. (Goodyear proxy report, March 24, 2005; italics added)

By submitting a binding proposal to shareholders, the Goodyear board performed the bare minimum asked by the proposal, but by withholding its recommendation, the board hexed the Œmanagement-sponsored1 proposal from the start. The following chart shows the difference in votes between the 2002 shareholder proposal and management1s 2005 proposal that they failed to
endorse:

2002 Shareholder Proposal
2005 Management Proposal
Votes For

84,421,119
53.2%
81,495,897
46.4%
Votes Against
29,023,751
18.3%
9,091,639
5.2%
Votes Abstained
2,227,763
1.4%
5,755,299
3.3%
Broker Non-Votes
31,123,545
19.6%
64,986,877
37.0%

% of 158,760,734 shares outstanding
% of 175,780,313 shares outstanding

Small wonder, then, that the company reported this in its May 4, 2005 10-Q:
"The resolution, having failed to receive the affirmative vote of at least a majority of the shares of Common Stock entitled to vote at the Annual Meeting, was not adopted." This binding negative vote also gives the board carte blanche to refuse to include future declassification proposals on the proxy. This 2005 coup d1état made for outstanding gamesmanship, but terrible governance.

It1s hard to draw a conclusive link between management1s lack of recommendation and the staggering broker non-vote, but the shareholders who did vote deserve credit for seeing through the ruse: votes against the proposal declined from 29 million votes to just 9 million, or 5.2% of shares outstanding.

We have long assigned Goodyear a low shareholder responsiveness rating; the board also ignored two previous poison pill proposals approved by a majority of the shares voted. We¹ve now lowered the company¹s responsiveness grade to F, and would lower it to even further if we could. The company¹s recent Sarbanes-Oxley Section 404 reporting requirements violations also suggest that our Board Effectiveness Rating of D is on target this board poses a high risk to shareholder value.

Jennifer Pepin, Senior Ratings Analyst - 5/13/2005

Directors can resign and then accomplish declassification "in one election cycle." For example the Safeway 2004 definitive proxy is one example of converting from a 100% staggered board to a 100% declassified board in one election cycle. The company does not argue that it cannot follow the Safeway example.

The company does not argue that it is impermissible for its directors to resign or for a number of directors to resign at the same time. Nor does the company claim that it has the power to force one director or a number of directors to serve out their terms. Nor does the company claim that it can prevent a number of directors from giving advance notice of their resignation.

The following email exchange is another example where a company is transitioning to annual election of each director in one year. This email exchange was included in a 2006 no action request and is therefore public information.

From: "Carter, Tom"
Date: Fri, 2 Dec 2005 10:24:50 -0500
To: "J"
Subject: RE: (GPC)

Mr. Chevedden, your understanding is correct. The amendment to the Genuine Parts Company Restated Articles would result in the annual election of all directors beginning with the 2007 annual shareholder meeting and beginning with the 2007 annual meeting all directors would be elected to a one year term.

Regards,
Tom Carter

W. Thomas Carter III
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Direct Dial: 404-881-7992
Fax: 404-881-4777
www.alston.com

-----Original Message-----
From: J
Sent: Thursday, December 01, 2005 9:29 PM
To: Carter, Tom
Subject: (GPC)

Mr. Carter,
Thank you for the December 1, 2005 letter. Please clarify that the plan would be for 1-year director terms for all directors starting in 2007.
Sincerely,
John Chevedden

The company argument that a 3-year transition to annual election is the same as a one-year trânsition would be similar to a company which would take 3-years to remove its 3 super majority vote provisions one per year.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Chris Rossi
Kyle, Gary <GKyle@sempra.com>

Kyle, Gary

From: J [olmsted7p@earthlink.net]
Sent: Tuesday, January 17, 2006 7:02 PM
To: CFLETTERS@SEC.GOV
Cc: Kyle, Gary
Subject: #3 Re Sempra Energy (SRE) No-Action Request Chris Rossi

#3 Re Sempra Energy (SRE) No-Action Request Chris Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 17, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Sempra Energy (SRE)
#3 Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Elect Each Director Annually
Shareholder: Chris Rossi

Ladies and Gentlemen:

This adds to the December 14, 2005 and December 26, 2005 Shareholder Position letters in response to the Sempra Energy December 13, 2005 no action request and December 15, 2005 supplement.

The text of the rule 14a-8 proposal states:
"3 Elect Each Director Annually
"RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt annual election of each director. This includes complete transition from the current staggered system to 100% annual election of each director in one election cycle if practicable. Also to transition solely through direct action of our board if practicable."

The company no action request is at least incomplete in more than one way. First the company fails to state the percentage vote required of shares outstanding or shares voted in order to secure the necessary shareholder approval for amending the Certificate of Incorporation Thus key information is missing on the likelihood that the required votes would be obtained for adoption. Furthermore the company makes no commitment whatsoever to obtain the vote requires for adoption. There is no indication whether the company attitude is anything other than laissez-faire once the proxy is published.

The following "High Risk Alert" on Goodyear from The Corporate Library was cited the proponent's response in Whole Foods Market, Inc. (December 14, 2005). The staff did not concur that Whole Foods had substantially implemented a rule 14a-8 proposal by including a corresponding company proposal in its 2006 definitive proxy. This High Risk Alert on Goodyear
(GT) is not the only example of a company putting a proposal on its ballot with the intention or hope that it will fail to get the required vote yet incredulously getting simultaneous full credit for implementation of a proposal that fails to obtain the critical vote.
Source: http://www.boardanalyst.com/alerts/alert_GT_051305.html

High Risk Alert
Goodyear Tire & Rubber

Goodyear's (GT) response to a 2002 shareholder proposal that received the approval of 72% of the company's shareholders is underwhelming.

The 2002 proposal asked the board to "take the necessary steps to declassify the Board of Directors and establish annual elections of directors." A 2001 proposal, also approved by a majority of Goodyear's shares voted, expressed a similar sentiment. Three years later, in the 2005 proxy, the Goodyear board finally responded:

The Board of Directors has adopted a resolution approving the submission to shareholders of an amendment to Sections 1 and 2 of Article II of the Code of Regulations that would declassify the Board of Directors and provide for the annual election of all directors. The form of this amendment, called the "Annual Election Amendment," is attached as Exhibit C. The Board of Directors makes no recommendation regarding whether to vote for or against the Annual Election Amendment. (Goodyear proxy report, March 24, 2005; italics added)

By submitting a binding proposal to shareholders, the Goodyear board performed the bare minimum asked by the proposal, but by withholding its recommendation, the board hexed the Œmanagement-sponsored' proposal from the start. The following chart shows the difference in votes between the 2002 shareholder proposal and management's 2005 proposal that they failed to
endorse:

2002 Shareholder Proposal
2005 Management Proposal
Votes For

84,421,119
53.2%
81,495,897
46.4%
Votes Against
29,023,751
18.3%
9,091,639
5.2%
Votes Abstained
2,227,763
1.4%
5,755,299
3.3%
Broker Non-Votes
31,123,545
19.6%
64,986,877
37.0%

% of 158,760,734 shares outstanding
% of 175,780,313 shares outstanding

Small wonder, then, that the company reported this in its May 4, 2005 10-Q: "The resolution, having failed to receive the affirmative vote of at least a majority of the shares of Common Stock entitled to vote at the Annual Meeting, was not adopted." This binding negative vote also gives the board carte blanche to refuse to include future declassification proposals on the proxy. This 2005 coup d'état made for outstanding gamesmanship, but terrible governance.

It's hard to draw a conclusive link between management's lack of recommendation and the staggering broker non-vote, but the shareholders who did vote deserve credit for seeing through the ruse: votes against the proposal declined from 29 million votes to just 9 million, or 5.2% of shares outstanding.

We have long assigned Goodyear a low shareholder responsiveness rating; the board also ignored two previous poison pill proposals approved by a majority of the shares voted. We've now lowered the company's responsiveness grade to F, and would lower it to even further if we could. The company's recent Sarbanes-Oxley Section 404 reporting requirements violations also suggest that our Board Effectiveness Rating of D is on target this board poses a high risk to shareholder value.

Directors can resign and then accomplish declassification "in one election cycle." For example the Safeway 2004 definitive proxy is one example of converting from a 100% staggered board to a 100% declassified board in one election cycle. The company does not argue that it cannot follow the Safeway example.

The company does not argue that it is impermissible for its directors to resign or for a number of directors to resign at the same time. Nor does the company claim that it has the power to force one director or a number of directors to serve out their terms. Nor does the company claim that it can prevent a number of directors from giving advance notice of their resignation.

The following email exchange is another example where a company is transitioning to annual election of each director in one year. This email exchange was included in a 2006 no action request and is therefore public information.

From: "Carter, Tom"
Date: Fri, 2 Dec 2005 10:24:50 -0500
To: "J"
Subject: RE: (GPC)

Mr. Chevedden, your understanding is correct. The amendment to the Genuine Parts Company Restated Articles would result in the annual election of all directors beginning with the 2007 annual shareholder meeting and beginning with the 2007 annual meeting all directors would be elected to a one year term.

Regards,
Tom Carter

W. Thomas Carter III
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Direct Dial: 404-881-7992
Fax: 404-881-4777
www.alston.com

-----Original Message-----
From: J
Sent: Thursday, December 01, 2005 9:29 PM
To: Carter, Tom
Subject: (GPC)

Mr. Carter,
Thank you for the December 1, 2005 letter. Please clarify that the plan would be for 1-year director terms for all directors starting in 2007. Sincerely, John Chevedden

----

The company argument that a 3-year transition to annual election is the same as a one-year transition would be similar to a company which would take 3-years to remove its 3 super majority vote provisions one per year.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Chris Rossi
Kyle, Gary <GKyle@sempra.com>

Sempra Energy®

Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

January 18, 2006

Securities Exchange Act of 1934
Rule 14a-8(i)(10)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Chevedden/Rossi Shareholder Proposal --
Board Declassification -- Exclusion as Substantially Implemented --
Response to Chevedden E-Mail of January 17, 2006

Ladies and Gentlemen:

Please refer to my letters to you dated December 13 and 15, 2005 regarding the shareholder proposal we received from John Chevedden (acting on behalf of Chris Rossi) for inclusion in the proxy materials for our 2006 Annual Meeting of Shareholders pursuant to the Commission's Shareholder Proposal Rule. Mr. Chevedden's proposal, which we have already implemented to the fullest extent permitted by applicable law, requests that our Board of Directors "take the necessary steps, in the most expeditious manner possible, to adopt annual election of each director."

We have received a copy of yet another e-mail to you from Mr. Chevedden regarding his proposal. Mr. Chevedden's missive (a copy of which is enclosed) contains misstatements that we feel compelled to correct.

Chevedden Misstatements

Mr. Chevedden incorrectly asserts that our no action letter request "fails to state the percentage vote required of shares outstanding or shares voted in order to secure the necessary shareholder approval for" our board's proposal to declassify the board of directors.

In fact, our no action letter request of December 13 states that "the classified board provision of our articles may not be amended without approval by our board [which has approved an articles amendment to declassify the board] and approval by holders of at least two-thirds of our outstanding shares." This required vote of shareholders was also stated in our letter to Mr. Chevedden of December 12, 2005 (enclosed with our no action letter request) requesting that he withdraw his proposal, in the board resolutions enclosed with that letter, and in the Current Report on Form 8-K that we filed with the Commission on December 9, 2005 reporting our board's approval of the declassification amendment.

Mr. Chevedden's e-mail also incorrectly states that: "Furthermore the company makes no commitment whatsoever to obtain the vote requires [sic] for adoption. There is no indication whether the company attitude is anything other than laissez-faire once the proxy is published."

In fact, our no action letter request states that "the board's resolution [approving an articles amendment to declassify the board] also directs that the amendment be submitted to shareholders for approval at the 2006 Annual Meeting of Shareholders together with the board's recommendation that shareholders vote to approve the amendment." Our letter to Mr. Chevedden of December 12 and our Current Report on Form 8-K also state that the board will recommend that shareholders approve the declassification amendment. In addition both our no action letter request and our letter to Mr. Chevedden enclose a copy of the board's resolution approving the declassification amendment and directing that "Sempra Energy shall submit such amendment for requisite approval by shareholders at the next annual meeting of shareholders together with the recommendation of this Board of Directors that shareholders vote in favor of such approval and shall solicit proxies for such approval."*

Sempra Energy Substantial Implementation

As more fully discussed in my letters of December 13 and 15, our Board of Directors has already implemented Mr. Chevedden's proposal to the fullest within its

* Although our board will recommend that shareholders approve the company's declassification proposal, we note (as Mr. Chevedden is very much aware) that such a recommendation is not an essential element to the exclusion of a shareholder proposal for declassification as having been substantially implemented by the submission to shareholders of a company proposal for declassification. Indeed, Mr. Chevedden's e-mail cites *The Goodyear Tire & Rubber Company* (December 18, 2005) in which the Staff concluded that Goodyear's submission to shareholders of its own proposal for board declassification substantially implemented and permitted the exclusion of Mr. Chevedden's shareholder proposal for declassification even though Goodyear's board would not make any recommendation to shareholders as to whether they should vote for or against approval of the company's proposal. See also, *Weyerhaeuser Company* (March 8, 2004) and *KeyCorp* (March 13, 2002) (company submission of its own proposal for board declassification substantially implements and permits the exclusion of a shareholder proposal for declassification even though the company would recommend against shareholder approval of the company proposal).

power or authority. The board has approved an amendment to our Articles of Incorporation which, if approved by the requisite vote of shareholders, will provide that the term of office of each director elected after the effective date of the amendment will expire at the next annual meeting of shareholders. The amendment will be submitted for shareholder approval at the 2006 Annual Meeting of Shareholders together with the board's recommendation that shareholders approve the amendment.

Also as more fully discussed in my December 13 letter and as supported by the opinion of Latham & Watkins LLP enclosed with that letter, the California General Corporation Law by which Sempra Energy is governed clearly provides that the declassification of our board cannot shorten the terms of office of incumbent directors. Consequently, as required by applicable law, annual elections of our directors will phase-in as the multi-year terms of office of incumbent directors expire.

We again call your attention to the Staff's decision in *Northrop Grumman* (March 22, 2005) as well as the many other decisions cited in my letter of December 13, all of which conclude that board action directing the submission of a board declassification amendment for shareholder approval substantially implements a shareholder proposal for declassification and permits exclusion of the shareholder proposal pursuant to Rule 14a-8(i)(10).

In *Northrop Grumman*, as here, the company received a proposal from John Chevedden calling for board declassification. In *Northrop Grumman*, as here, the proposal provided: "Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt annual election of each director." In *Northrop Grumman*, as here, the board determined to recommend and solicit shareholder approval of a charter amendment to declassify the board at the next annual meeting of shareholders.

And, in Northrop Grumman, as here, Mr. Chevedden also requested that his "proposal ... be implemented promptly with each director elected to a one year term starting" at the company's next annual meeting of shareholders. But, as here, Northrop Grumman's declassification amendment could not shorten the terms of office of incumbent directors. Consequently, as here, one year terms for Northrop Grumman's directors would phase-in as the multi-year terms of incumbent directors expired.

The Staff in *Northrop Grumman* concurred, as it should do here, in the exclusion of Mr. Chevedden's proposal from the company's proxy materials as already having been substantially implemented.

* * * * * * * * * *

Sempra Energy not only has substantially implemented Mr. Chevedden's proposal, it has completely implemented the proposal to the fullest extent permitted by law.

In the words of Mr. Chevedden's proposal, we have "take[n] the necessary steps, in the most expeditious manner possible, to adopt annual election of each director." Accordingly, we properly may exclude and intend to exclude Mr. Chevedden's shareholder proposal from our proxy materials as permitted by Rule 14a-8(i)(10) as having already been substantially implemented.

We renew our request that the Staff of the Commission advise us that the Staff will not recommend any action to the Commission in respect of our excluding Mr. Chevedden's shareholder proposal from our proxy materials. If the Staff disagrees with our conclusion that the proposal may properly be excluded, we would appreciate an opportunity to discuss the matter with the Staff prior to the issuance of a formal response to this letter.

We would very much appreciate receiving the Staff's response to our request by January 30, 2006.

If you have any questions regarding this matter or if I can be of any help to you in any way, please contact me by telephone 619/696-4373 or by e-mail to gkyle@sempra.com.

Very truly yours,

Gary W. Kyle

enclosure

cc: John Chevedden
Chris Rossi

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Friday, January 20, 2006 11:27 PM
To: CFLETTERS
Cc: Kyle, Gary
Subject: #4 Re Sempra Energy (SRE) No-Action Request Chris Rossi

#4 Re Sempra Energy (SRE) No-Action Request Chris Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 20, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Sempra Energy (SRE)
#4 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Elect Each Director Annually
Shareholder: Chris Rossi

Ladies and Gentlemen:

In spite of all the rhetoric in the January 18, 2006 company letter the company still does not commit to be anything more than laissez-faire once the proxy is published. In other words once the proxy is published the proposal will sink or swim on its own. The comply fails to provide key information, for instance the percentage of shares outstanding that typically voted on management proposals in previous years. At some companies not even 67% of the outstanding shares vote on management proposals.

If not even 67% of shares vote at Sempra on this management proposal, adoption would be impossible. The company can use its power to limit the number of votes cast. For instance it can send out proxy materials at the latest possible time and by the slowest possible means required. Or the company can send proxy materials out earlier and faster. But there is no commitment from the company to do anything after the definitive proxy is filed.

The Staff did not concur that Whole Foods had substantially implemented a rule 14a-8 proposal by including a corresponding company proposal in its 2006 definitive proxy. The Corporate Library[1]s "High Risk Alert" on Goodyear was cited in the proponent[1]s response in Whole Foods Market, Inc. (December 14, 2005) and was included in the January 17, 2006 letter regarding Sempra.

Additionally the company had no response to this text from the January 17, 2006 shareholder letter:

The following email exchange is another example where a company is transitioning to annual election of each director in one year. This email exchange was included in a 2006 no action request and is therefore public information.

From: "Carter, Tom"
Date: Fri, 2 Dec 2005 10:24:50 -0500
To: "J"
Subject: RE: (GPC)

Mr. Chevedden, your understanding is correct. The amendment to the Genuine Parts Company Restated Articles would result in the annual election of all directors beginning with the 2007 annual shareholder meeting and beginning with the 2007 annual meeting all directors would be elected to a one year term.

Regards,
Tom Carter

W. Thomas Carter III
Alston & Bird LLP

One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Direct Dial: 404-881-7992
Fax: 404-881-4777
www.alston.com

-----Original Message-----
From: J
Sent: Thursday, December 01, 2005 9:29 PM
To: Carter, Tom
Subject: (GPC)

Mr. Carter,
Thank you for the December 1, 2005 letter. Please clarify that the plan would be for 1-year director terms for all directors starting in 2007.
Sincerely,
John Chevedden

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Chris Rossi

Kyle, Gary <GKyle@sempra.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 27, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sempra Energy
Incoming letter dated December 13, 2005

The proposal requests that the board take the necessary steps, in the most expeditious manner possible, to adopt annual election of each director.

There appears to be some basis for your view that Sempra may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representations that Sempra must receive shareholder approval in order to provide for the annual election of directors and that Sempra will provide shareholders at Sempra's 2006 Annual Meeting with an opportunity to approve an amendment to its articles of incorporation to provide for the annual election of directors. Accordingly, we will not recommend enforcement action to the Commission if Sempra omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Sempra has relied.

Sincerely,

Greg Belliston

Gregory Belliston
Attorney-Adviser